Dryden Government Securities Trust
For the six-month period ended 5/31/06
File number 811-3264

SUB-ITEM 77D
Policies With Respect to Security Investment


JENNISON SECTOR FUNDS, INC.
and
DRYDEN GOVERNMENT SECURITIES TRUST

Supplement Dated February 16, 2006 to each
Prospectus Dated January 31, 2006

The following disclosure replaces the disclosure each prospectus for Jennison Sector Funds, Inc. and Dryden Government Securities Trust dated January 31, 2006 under the section entitled "How to Buy Shares-Qualifying for Class
Z Shares":

Qualifying for Class Z Shares

Mutual Fund Programs. Class Z shares can be purchased by participants in any fee-based program or trust program sponsored by Prudential or an affiliate that includes the Fund as an available option. Class Z shares also can be purchased by investors in certain programs sponsored by broker-dealers, investment advisers and financial planners who have agreements with Prudential relating to:
Mutual fund "wrap" or asset allocation programs where the sponsor places fund trades, links its clients' accounts to a master account in the sponsor's name and charges its clients a management, consulting or other fee for its services, or Mutual fund "supermarket" programs where the sponsor links its clients' accounts to a master account in the sponsor's name and the sponsor charges a fee for its services.
roker-dealers, investment advisers or financial planners sponsoring these mutual fund programs may offer their clients more than one class of shares in the Fund in connection with different pricing options for their programs. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in a share class offered by the program before selecting a share class.

Group Retirement Plans. Group retirement plans, including 401(k) plans, Keogh plans, profit-sharing pension plans, money purchase pension plans, target benefit plans, defined benefit plans, Taft Hartley multi-employer pension plans, SEP IRA and SARSEP plans, SIMPLE IRA plans, 457 plans, 403(b) plans, non-qualified deferred compensation plans, and other defined contribution plans may purchase Class Z shares. The availability of Class Z shares for group retirement plans will depend upon the policies of your financial intermediary and/or the recordkeeper for your plan. If Prudential Retirement Services is the record keeper for your group retirement plan, you may call Prudential at (800) 353-2847 with any questions. Otherwise, investors in group retirement plans should contact their financial intermediary with any questions regarding availability of Class Z shares.

Other Types of Investors. Class Z shares also can be purchased by any of the following:
Certain participants in the MEDLEY Program (group variable annuity contracts) sponsored by Prudential for whom Class Z shares of the Prudential mutual funds are an available option, Current and former Directors/Trustees of the JennisonDryden or Strategic Partners mutual funds (including the Fund(s)), Prudential, with an investment of $10 million or more, and Qualified state tuition programs (529 plans).

LR0017